January 23, 2008
MAXCOM TELECOMUNICACIONES APPOINTS NEW INVESTOR RELATIONS DIRECTOR
Mexico City, Mexico, January 23, 2008 (NYSE: MXT, BMV: MAXCOM.CPO) —Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) today announced that Juan Carlos Sotomayor has joined Maxcom as Director of Investor Relations. Mr. Sotomayor will be responsible for all communications with the investment community and will report directly to Jose—Antonio Solbes, Maxcom’s Chief Financial Officer.
Prior to joining Maxcom, Mr. Sotomayor was Head of Investor Relations at CIE in Mexico since 2002. He also worked for Grupo Iusacell and for a B2B Internet company in the United States. Mr. Sotomayor holds a Bachelor degree in Science from Southern Methodist University in Dallas, Texas.
Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities—based telecommunications provider using a “smart—build” approach to deliver last—mile connectivity to micro, small and medium—sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value—added, CATV and IP—based services on a full basis in greater metropolitan Mexico City, Puebla, Queretaro and Toluca, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Juan-Carlos Sotomayor Mexico City, Mexico (52 55) 1163 1104 investor.relations@maxcom.com	Lucia Domville New York City, NY (646) 284-9416 ldomville@hfgcg.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.